January 14, 2025

Thank you for your support of KKR Real Estate Select Trust Inc. (“KREST” or the “Fund”) and for entrusting us with your capital. In the Fund’s Q1 2025 tender offer, KREST shareholders received 100% of their requested repurchase amount.

We built KREST with the objective of providing differentiated access to the benefits of high-quality private real estate equity and credit, including consistent and tax-efficient dividend income, portfolio diversification relative to other asset classes and attractive long-term performance through market cycles. KREST’s structure as a 1940 Act REIT was also designed to prioritize our shareholder experience, complementing the advantages of our flexible strategy and diversified portfolio of income-oriented real estate equity and credit.

In our view, KREST’s advantages are particularly relevant today as we believe that we are in the early stages of a new market cycle following a material drawdown in property values over the last two-plus years, second only to the global financial crisis in terms of magnitude. Current property values are generally below replacement costs and fundamentals are attractive, and, in our view, will support property values and provide pricing power and the ability to grow rents, particularly over the medium- and long-term. We believe this combination represents a strong signal to lean into real estate markets. This rare dynamic is the result of re-set property values, higher labor and materials costs, a dramatic decline in new supply pipelines and favorable demand trends led by demographic shifts and onshoring/near-shoring. At the same time, real estate credit yields and overall risk/return remain attractive on both an absolute and relative basis, particularly as recent volatility in rates and Treasury yields may slow momentum in real estate equity markets over the short-term. Our recent deployment has focused on real estate credit as we have added exposures to eight different loans backed by high quality real estate and strong sponsorship over the last six months.

Given our conviction in the opportunities that we believe will continue to emerge while also recognizing that early cycle moments are often characterized by volatility and uncertainty, we announced the KREST Shareholder Priority Plan(1) in June 2024. The KREST Shareholder Priority Plan supports a net asset value (“NAV”) of up to $27 per share on June 1, 2027 – for both current and prospective shareholders – through the commitment by KKR Alternative Assets LLC (“KAA”), an affiliate of the Fund’s Adviser, to continue to hold approximately 7.7 million KAA-owned KREST shares and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of up to $27 per share on June 1, 2027. For KREST shareholders, this preserves upside potential above $27 per share NAV on June 1, 2027 while seeking to help mitigate any near-term share price volatility. All KREST shareholders as of June 1, 2027 benefit from the KREST Shareholder Priority Plan, with no anticipated impact to KREST’s dividend income, currently at $1.56 per share or a 6.2% annualized net distribution rate (Class I) (2), and no changes to KREST’s terms or conditions, including subscription and redemption provisions.

Since announcing the KREST Shareholder Priority Plan, we have seen an increase in our new inflows and a notable downward trend in repurchase requests. For the Fund’s Q1 2025 tender offer period ending January 10, 2025, KREST repurchased 100% of tender requests received, equal to $52 million or 4.3% of NAV. Consistent with the Fund’s recent tender offers, the Fund’s Q1 2025 tender offer demand primarily consisted of carryover demand (re-submitted tender requests) from prior tender offer periods. Overall, KREST’s tender requests have declined by 60% compared to Q2 2024, the recent peak for liquidity demand from KREST shareholders. Q1 2025 repurchase requests were 40% lower than the Q4 2024 tender offer period. Our inflows were nearly three times greater in Q4 2024 than Q1 2024.

Our portfolio remains well-positioned and we have maintained a robust and multifaceted liquidity position.(3) This should enable the Fund to continue providing a level of liquidity to investors of up to 5% of NAV through quarterly repurchases(4), while also positioning the Fund to capitalize on the attractive investment opportunities that may arise in the upcoming months and quarters.

Should you have any questions, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com. Thank you again for your partnership with us on KREST, and please let us know if there is anything that would be helpful to you as you support your clients.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of December 31, 2024, unless otherwise indicated. The terms “we”, “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $192 million based on the Fund’s NAV as of December 31, 2024 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 per share for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. At KREST’s current size, the KREST Shareholder Priority Plan could support a $27 NAV/share so long as the NAV on June 1, 2027 is above $22.75 (assuming full cancellation of the 7.7 million KAA-owned shares). For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan today it would contribute 4.0 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.

2.

Net Distribution Rate: Reflects the annualized monthly dividend for December 2024 divided by the month-end NAV for the respective share class. KREST intends to make distributions necessary to maintain its qualification as a real estate investment trust. However, there is no assurance that we will pay distributions in any particular amount, if at all. Any distributions we make will be at the discretion of our board of directors. KREST may pay distributions from sources other than cash flow from operations, including without limitations, the sale of assets, borrowings, return of capital or offering proceeds. For the six months ended June 30, 2024, 85% of KREST’s distributions were funded through adjusted funds from operations (“AFFO”). The Fund defines AFFO as the increase in net assets applicable to common stockholders from operations (calculated in accordance with GAAP), excluding (i) the change in net unrealized (appreciation) depreciation of investments, (ii) amortization premium (accretion of discount) on real estate securities, (iii) amortization of deferred origination fees on real estate loans, (iv) amortization of deferred financing costs, (v) management and incentive fees paid in shares of the Fund and (vi) realized and including undistributed income attributable to the Fund’s unconsolidated subsidiaries. This statement is not an indication of the tax treatment of any KREST distributions. Stockholders will be informed of the tax characteristics of any distributions after the close of KREST’s fiscal year. For the 2023 tax year, 100% of KREST’s distributions were classified as Return of Capital (“ROC”). As of December 31, 2024, the Class I net distribution rate is 6.25%, the Class U net distribution rate is 5.40%, the Class D net distribution rate is 6.00% and the Class S net distribution rate is 5.42%.

3.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.

4.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding common stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any common stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.